

April 1, 2011

Mr. Richard Bachman
Chief Executive Officer
Mustang Geothermal Corp.
10580 N. McCarran Boulevard
Building 115 – 208
Reno, Nevada 89503

>   **Re: Mustang Geothermal Corp.**
>   **Form 10-K for Fiscal Year Ended March 31, 2010**
>   **Filed July 14, 2010**
>   **File No. 0-50191**

Dear Mr. Bachman:

We have reviewed your response filed on February 24, 2011 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2010

General

1.   We note in your responses to our prior comments one, three and five that you will amend your Form 10-K for the fiscal year ended March 31, 2010 to address these comments. Please ensure any additional revisions as a result of our comments below are considered and included in the amended filing.

Statements of Operations, page F-4

2.   We note your response to our prior comment two. Please confirm your will revise your presentation of the financial statements for all periods in your amended Form 10-K for the fiscal year ended March 31, 2010 to comply with ASC 205-20-45 and ASC 205-20-50-1. For example, please note ASC 205-20-45-3 requires the results of the discontinued component to be classified and presented as discontinued operations for both the current and prior periods. Similarly, please review the amounts presented in the statement of cash flows related to your discontinued operations to ensure they properly reflect cash flows from the discontinued subsidiary for the current and prior periods. Please refer to the remaining paragraphs as noted above, for further guidance to ensure your disclosures and presentation relating to discontinued operations is complete and accurate.

3.   In addition, please separately disclose the gain or loss on disposal of operations as required by ASC 205-20-45-3 and ASC 205-20-50-1(b). Your response to our prior comment two includes a reconciliation of the gain on disposal totaling $544,371. However, we note your reconciliation does not include the write-off of assets and liabilities associated with the disposed subsidiary, other than the assumption of $250,000 in net liabilities. In your response, please clarify the balance sheet amounts related to the subsidiary sold at the time of sale, and tell us where these amounts are included in your reconciliation of the gain on disposal.

4.   Please confirm you will amend to correct the balance sheet disclosure of discontinued operations in Note 10 as provided in your response to our prior comment two.

Item 8A(T). Controls and Procedures, page 23

5.   We note your response to our prior comment six and your conclusion that your disclosure controls and procedures and internal controls are adequate in light of our comments. Tell us if you have concluded if your controls were effective, as opposed to adequate, as of March 31, 2010 and if so, tell us in detail what specific factors you considered that resulted in this conclusion.

Form 10-Q for Fiscal Quarter Ended December 31, 2010

Consolidated Balance Sheets

6.   We note your goodwill balance in the amount of $1.8 million. Please revise your filing to comply with ASC 805-30-50 and tell us the basis for recording this goodwill and how you calculated the balance.

You may contact Bob Carroll at (202) 551-3362 or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief